UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-38813

Highest Performances Holdings Inc.

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China

Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

HPH Announces Plan to Terminate ADR Facility and Plan to Hold an Extraordinary General Meeting of Shareholders

This Form 6-K is being filed by Highest Performances Holdings Inc. (the “Company”) to announce that the Company:

(i) plans to cease the listing of its American Depositary Shares (the “ADSs”) on the Nasdaq Stock Market LLC (“Nasdaq”) and list its class A ordinary shares for trading on Nasdaq in substitution for its ADSs (the “Substitution Listing”);

(ii) has instructed Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) to terminate the deposit agreement, dated as of March 27, 2019, and as amended by the amendment to the deposit agreement on April 3, 2025 (the “Deposit Agreement”), among the Company, the Depositary and all Holders and Beneficial Owners from time to time of American depositary receipts (the “ADRs”) evidencing American depositary shares (“ADSs”) issued thereunder (the “Termination of the ADR Facility”) and, in lieu of complying with the termination provisions of the Deposit Agreement, has made arrangements for the distribution of the Deposited Securities to be made directly to holders of ADRs by TranShare Corporation (the “U.S. Transfer Agent”), as the Company’s transfer agent in the United States, rather than the Depositary; and

(iii) will hold an extraordinary general meeting (the “EGM”) of shareholders at its executive office at 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu, Sichuan Province, People’s Republic of China, at 10:30 a.m. on June 3, 2025, Beijing Time, for the purposes of considering and, if thought fit, passing and approving the proposed resolutions as set forth in the notice of EGM.

The Company expects that the ADSs will cease trading on Nasdaq at 5:00 p.m. (Eastern Time) on June 20, 2025 and that its class A ordinary shares will commence trading on Nasdaq under the current symbol “MAAS” on or around June 23, 2025.

The Company’s board of directors has fixed May 6, 2025 (Eastern Time), as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the extraordinary general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares (including class A ordinary shares and class B ordinary shares) at the close of business on the Record Date, or their proxy holders, are entitled to attend and vote at the EGM or any adjournment or postponement thereof. The Depositary will set a record date (the “ADR Record Date”) for determining those holders of ADRs entitled to provide voting instructions with respect to agenda items at the EGM. It is anticipated that such ADR Record Date will be the same as the Record Date. Holders of record of the Company’s ADSs at the close of business on the ADR Record Date, who wish to exercise their voting rights for the underlying ordinary shares represented by the ADSs must provide voting instructions to the Depositary in the manner set by the Depositary.

The Company anticipates that the Depositary will provide registered holders of ADRs at least 30 days prior notice of the Termination of the ADR Facility and has requested that the termination of the Deposit Agreement be effective as of the close of business (New York Time) on June 20, 2025 (the “Effective Time”). The Company has instructed the Depositary that after the Effective Time, the Depositary automatically cancel any and all outstanding ADSs so that the U.S. Transfer Agent can thereafter deliver the corresponding underlying Deposited Securities directly to Holders (the “Mandatory Exchange”) at a rate of ninety (90) class A ordinary shares for each ADS cancelled, subject to further adjustment in accordance with the share consolidation (defined below) described below.

Subject to shareholder approval at the EGM and immediately following the Termination of the ADR Facility and prior to the listing of the Company’s class A ordinary shares, the Company’s share capital will be consolidated at a ratio of one (1) consolidated ordinary share for every ninety (90) existing ordinary shares (the “Share Consolidation”).  If the Share Consolidation is approved, after the Effective Time, the former ADS holders should expect to receive one (1) consolidated class A ordinary share for each ADS previously held. The Depositary will not charge you any fees in connection with the Mandatory Exchange described above.

There remains uncertainty regarding whether the Company will be able to obtain clearance from Nasdaq to effectuate the Substitution Listing. Prior to the Exchange Date, Nasdaq may suspend the trading of the Company’s ADSs until such time as the Mandatory Exchange and the Substitution Listing shall have taken effect or as otherwise determined by Nasdaq.

The notice of the EGM and proxy card for the EGM are available on the Investor Relations section of the Company’s website at https://ir.puyiwm.com/.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Extraordinary General Meeting
99.2	Form of Proxy for the Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highest Performances Holdings Inc.
Date: May 13, 2025
	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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